Exhibit 99.1

Opthea streamlines global operations and

focuses on Australian market

Company announces intention to delist from Nasdaq while remaining listed on ASX

Melbourne, Australia, October 30, 2025 and Princeton, NJ, October 29, 2025 – Opthea Limited (ASX/NASDAQ: OPT) (“Opthea” or “the Company”) ), a biopharmaceutical company developing novel therapies to treat diseases known to be mediated by Vascular Endothelial Growth Factors (VEGF) C and/or D, today announced that it has notified The Nasdaq Stock Market LLC (Nasdaq) of its intention to voluntarily delist its American Depositary Shares (“ADSs”) representing its ordinary shares. Opthea no longer has an audit committee that meets Nasdaq’s audit committee composition requirements as set forth in Nasdaq Listing Rule 5605(c)(2).

Following the delisting from Nasdaq, Opthea’s ordinary shares will remain listed on the Australian Securities Exchange (“ASX”), which will remain the Company’s primary trading market. Trading in the Company’s securities currently remains suspended by the ASX under ASX Listing Rule 17.3.

This decision reflects Opthea’s ongoing commitment to capital efficiency, focused execution, and long-term shareholder value creation. The cost and regulatory and administrative demands of maintaining a dual listing are significant. Concentrating trading on the ASX will simplify governance, reduce expenditure, and align the Company’s structure with its operational and strategic priorities.

“Opthea is taking decisive steps to streamline its business and focus resources on the next phase of its evolution,” said Dr Jeremy Levin, Executive Chairman of Opthea. “By consolidating our listing on the ASX, we are preserving capital, maintaining transparency for shareholders, and positioning the Company to concentrate on developing a clear forward strategy built on its scientific strengths.”

Opthea continues an internal review of its programs and assets and expects to update investors later in 2025 on the outcomes of this process and the Company’s future direction.

The Company expects to file a Form 25 with the U.S. Securities and Exchange Commission (SEC) to effect the delisting on or about November 10, 2025, with the delisting expected to become effective ten days thereafter. Accordingly, Opthea anticipates that the last day of trading of its ADSs on Nasdaq will be on or about November 19, 2025. Following the delisting, Opthea intends to maintain its American Depositary Receipt (“ADR”) program to facilitate continued holding and trading of its securities by U.S. investors through the U.S. Over-The-Counter (OTC) market. Following the delisting of its ADSs from Nasdaq, Opthea intends to file a Form 15F with the SEC to deregister and terminate its reporting obligations under the Securities Exchange Act of 1934, as amended. The deregistration is expected to become effective 90 days after the filing of the Form 15F.

Authorised for release to ASX by the Board of Directors.

Forward Looking Statements

This ASX announcement contains certain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The words “expect”, “believe”, “should”, “could”, “may”, “will”, “plan”, “intend” and other similar expressions are intended to identify forward-looking statements. Forward-looking statements in this announcement include statements regarding Opthea’s intention to delist from Nasdaq and terminate its reporting obligations under the Securities Exchange Act of 1934, as amended, and the expected timing thereof of both actions; Opthea’s plans to focus on the Australian market and continue to focus on maximizing shareholder value and conduct a full strategic review of Opthea’s business; the expected timing to update investors following such review; and Opthea’s plans to maintain its listing on the ASX and its ADR program to facilitate trading on the OTC market. Forward-looking statements, opinions and estimates provided in this announcement are based on assumptions and contingencies which are subject to change without notice. Forward-looking statements are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. They involve known and unknown risks and uncertainties and other factors, many of which are beyond the control of Opthea and its directors and management and may involve significant elements of subjective judgment and assumptions as to future events that may or may not be correct. These statements may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to the inability to maintain the listing of Opthea’s ordinary shares on the ASX and its ADR program to facilitate trading of the ADS on the OTC market; changes in applicable laws and regulations; Opthea’s ability to identify future product candidates; future capital requirements; the development, testing, production, marketing and sale of drug treatments; regulatory risk and potential loss of regulatory approvals; clinical research organization and labor costs, intellectual property protections; and other factors that are of a general nature which may affect the future operating and financial performance of Opthea including risk factors set forth in Opthea’s Annual Report on Form 20-F filed with the SEC on September 15, 2025, and other future filings with the SEC. Actual results, performance or achievement may vary materially from any projections and forward-looking statements and the assumptions on which those statements are based. Subject to any continuing obligations under applicable law or any relevant ASX listing rules, Opthea disclaims any obligation or undertaking to provide any updates or revisions to any forward-looking statements in this announcement to reflect any change in expectations in relation to any forward-looking statements or any change in events, conditions or circumstances on which any such statement is based, except as otherwise required by applicable law.

Investor Inquiries

Email: info@opthea.com Web: www.opthea.com

Source: Opthea Limited